UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: December 16, 2002

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59213, Nassau, Bahamas
(Address of principal executive office)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X           Form 40- F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated December 16, 2002.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT OF THE COMPANY ON FORM F-3 FILED WITH THE COMMISSION ON OCTOBER 4, 1995.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2002	TEEKAY SHIPPING CORPORATION By: /s/ Peter S. Antturi Peter S. Antturi Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION
TK House, Bayside Executive Park, West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

TEEKAY SHIPPING TO ACQUIRE STATOIL’S SHIPPING SUBSIDIARY,
NAVION ASA

o	Complements Teekay’s Core Competencies in the Shuttle and Conventional Tanker Markets
o	Provides Teekay with Growth Opportunities in Related Market Segments
o	Transaction Expected to Enhance Earnings and Improve Financial Stability

Nassau, The Bahamas – December 16, 2002– Teekay Shipping Corporation (NYSE: TK) and Statoil ASA (NYSE: STO, OSE: STL) announced that they have entered into an agreement under which Teekay will acquire Statoil’s wholly-owned shipping company, Navion ASA, on a debt free basis, for approximately USD 800 million in cash. The transaction positions Teekay as a strategic logistics provider of shuttle tanker services to Statoil and other oil companies, and increases Teekay’s presence in the conventional crude oil and product tanker trades. In 2001, Navion transported a total of 160 million tonnes of crude oil and petroleum products, exceeding the 135 million tonnes carried by Teekay in that year.

Operating from Stavanger, Norway, Navion has built a leading franchise in the complex North Sea offshore loading business. It provides logistics services to Statoil and other oil companies through a portfolio of fixed-rate long-term contracts of affreightment (COAs). Navion supports this COA business with a modern fleet of 9 owned and 17 in-chartered shuttle tankers, including four vessels from Ugland Nordic Shipping AS (UNS), Teekay’s shuttle tanker subsidiary located in Sandefjord, Norway.

Navion also services the conventional tanker requirements of Statoil and other customers through a modern in-chartered fleet of 12 crude oil tankers and 9 product tankers mainly operating in the Atlantic region. In addition Navion owns 2 FSO vessels currently trading as conventional crude tankers in the Atlantic region, and 1 gas carrier on long-term charter to Statoil. Through Navion Chartering, an entity owned jointly with Statoil, Navion has the right of first refusal on Statoil’s oil transportation requirements at the prevailing market rate.

“It is an exciting breakthrough for Teekay to be chosen as the global shipping and logistics provider to Statoil,” said Bjorn Moller, President and Chief Executive Officer of Teekay. “There is a great fit between Statoil and Teekay, both in terms of operating philosophy and growth ambitions. Navion complements Teekay’s existing business and enables us to expand our service offering to our global customer base, for example, through Navion’s broader involvement in the product tanker trades.”

“We are very pleased to have entered into this sales agreement with Teekay”, said Erling Øverland, Executive Vice President of Statoil and Chairman of Navion. “We selected Teekay due to its proven record of safety, service and quality, its global reach and its financial strength. I am confident that Navion will continue to deliver first class service to Statoil and its other customers. Under Teekay, Navion will also be better positioned to provide transportation support for Statoil’s growing international oil activity.”

Teekay expects the transaction to provide substantial financial benefits. “The Navion transaction will deliver significant earnings per share accretion. It will also add further stability to Teekay’s financial performance due to Navion’s long-term contracts” said Moller.

The effective date of this transaction will be January 1, 2003 and the closing is expected to occur in the second quarter of 2003. Following the closing, Stavanger will become Teekay’s main operating office in Norway. At that time, Peter Antturi, currently Teekay’s Senior Vice President and Chief Financial Officer, will assume the role of President of Navion. Mr. Antturi will continue his duties as CFO until a successor is appointed.

DnB Markets served as financial advisors to Teekay.

Teekay plans to host a conference call at 11:00 a.m. EDT (8:00 a.m. PDT, 4:00 p.m. GMT) on December 16, 2002, to discuss this transaction, which will include the provision of additional information. All shareholders and interested parties are invited to listen to the live conference call through www.teekay.com. A recording of the call will be available until December 23, 2002 by dialing (719) 457-0820, access code 661884, or via the Company’s website until January 16, 2003.

TEEKAY

Teekay Shipping Corporation is a leading provider of international crude oil and petroleum product transportation services through the world’s largest fleet of medium-sized oil tankers. With its main operating office in Vancouver, Canada and offices in 11 other countries, Teekay employs more than 4,100 seagoing and shore-based staff globally. The Company has earned a reputation for safety and excellence in providing transportation services to major oil companies, oil traders and government agencies worldwide.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol "TK".

Fleet Summary:

------------------------------------------------------- ------------------------------------------- -------------------
                                                                                                         Million
                          Vessel Type                               Number of Vessels                   Deadweight
                                                                                                          Tonnes
                                                          Teekay         Navion        Combined          Combined
------------------------------------------------------- ------------------------------------------- -------------------

Shuttle Tanker Fleet
     Owned Shuttle Tanker (1)                               17              9             26               2.9
     Time-chartered-in Shuttle Tankers                                     17             13*              1.9*
     Newbuilding Shuttle Tankers on order                    2                             2               0.2

FSO Fleet
     Owned FSO Vessels                                       3              2              5               0.6

Conventional Crude Oil Tanker Fleet
     Owned Aframaxes                                        54                            54               5.4
     Time-charterd-in Aframaxes                              5              4              9               0.9
     Newbuilding Aframaxes on order                          6                             6               0.7
     Time-chartered-in Suezmaxes                                            6              6               0.9
     Newbuilding Suezmaxes on order                          3                             3               0.5
     Owned VLCCs                                             1                             1               0.3
     Time-chartered in VLCCs                                                2              2               0.6

Product Tanker Fleet
     Owned Product Tankers                                   2                             2               0.1
     Time-chartered-in Product Tankers                                      9              9               0.3

OBO Fleet (2)                                                8                             8               0.6

Gas Carrier                                                                 1              1               0.0
------------------------------------------------------- ------------------------------------------- -------------------
Total                                                       101             50           147              15.9
------------------------------------------------------- ------------------------------------------- -------------------

Notes:
*     Excludes four vessels time-chartered-in from Teekay’s shuttle tanker subsidiary, Ugland Nordic Shipping AS;
(1)   Includes seven shuttle tankers of which Teekay’s owership interest ranges from 50% to 89%.
(2)   Includes one 67%-owned OBO carrier and one 52%-owned OBO carrier.

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the closing of Teekay's acquisition of Navion; Teekay's anticipated relationship with Statoil; growth opportunities in related market segments; expanded service offerings; the growing international oil activity of Statoil; enhanced earnings and improved financial stability; and other potential financial and other benefits relating to the acquisition. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential failure to close the transaction; the imposition of a divestiture order by competition regulators; potential inability of Teekay to integrate Navion successfully, including the retention of key employees; customer and market reaction to the transaction, including its effect on Navion's relationship with Statoil; changes in production of or demand for oil and petroleum products, either generally or in particular regions; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in applicable industry regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil; and other factors discussed in Teekay's Report on Form 20-F for the fiscal year ended December 31, 2001 which is on file with the SEC.

For Norwegian Media enquiries contact:
Eric Cameron
Tel: +47 90 83 50 52

For other Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-4703

For Investor Relations enquiries contact:
Jerome Holland
Tel: +1 (604) 844-6654

Web site: www.teekay.com